UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 02, 2017

On May 2nd, 2017, at 9h30min a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members, to decide on the following Agenda:

To appoint, in accordance with article 17, XXI and XXIX, of the Company's Bylaws and of the favorable recommendation of the Nomination and Governance Committee and Remuneration Committee:

(a) as members of the Audit Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2018 Ordinary Shareholders Meeting, Messrs. José Luciano Duarte Penido, Brazilian citizen, married, engineer, bearer of Identity Card RG nº M-3.764.122 SSP/MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 091.760.806-25, as Coordinator, in accordance with §1º of article 30 of the Company's Bylaws; Luiz Carlos Nannini, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 9.221.586-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 038.563.538-95, as technical qualified member, pursuant to article 12, §2º of the CMN Resolution nº 3.198/2004; Elidie Palma Bifano, Brazilian citizen, married, bachelor's degree in law, bearer of Identity Card RG nº  3.076.167 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº  395.907.558-87, pursuant to § 6º of article 12 of the CMN Resolution nº 3.198/2004, as amended; and Julio Sergio de Souza Cardozo, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 01.845.165-8 – SSP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 005.985.267-49; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP;

(b) as members of the Risk and Compliance Committee, for a term of office until August 31th, 2017, after which the Board of Directors will reorganize the Risk Committee in accordance with CMN Resolution nº 4.557/17, Messrs. Álvaro Antonio Cardoso de Souza, Portuguese citizen, married, economist, bearer of identity card RNE nº W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 249.630.118-91; Conrado Engel, Brazilian citizen, married, engineer, bearer of Identity Card RG nº 12849016-7 SSP/PR, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 025.984.758-52; José de Paiva Ferreira, Portuguese citizen, married, business administrator, bearer of identity card RNE nº W274948-B, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 007.805.468-06; and Rene Luiz Grande, Brazilian citizen, married, economist, bearer of identity card RG nº 6.309.316-9-SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 583.893.348-87, all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. Mr. Álvaro Antonio Cardoso de Souza will act as Coordinator of this Committee;

[Free English Translation]

(c) as members of the Sustainability Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, Messrs. José Luciano Duarte Penido, qualified above; Tarcila Reis Corrêa Ursini, Brazilian citizen, married, economist and lawyer, bearer of identity card RG nº 197101379 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 176.122.698-30; and Jean Pierre Dupui, Brazilian citizen, married, economist, bearer of identity card RG nº 0.482.407-5 SSP-AM, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 314.645.212-04; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. Mr. José Luciano Duarte Penido will act as Coordinator of this Committee;

(d) as members of the Nomination and Governance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, Messrs. Álvaro Antonio Cardoso de Souza, qualified above; Celso Clemente Giacometti, Brazilian citizen, married, business administrator, bearer of identity card RG nº 3.179.758-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 029.303.408-78; Deborah Patricia Wright, Brazilian citizen, married, business administrator, bearer of identity card RG nº 9.252.907-0 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 031.544.298-08; and Luiz Fernando Sanzogo Giorgi, Brazilian citizen, married, business administrator, bearer of identity card RG nº 7.346.613-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 064.116.138-77, all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. Mr. Celso Clemente Giacometti will act as Coordinator of this Committee; and

(e) as members of the Remuneration Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, Messrs. Álvaro Antonio Cardoso de Souza; Celso Clemente Giacometti; Deborah Patricia Wright; and Luiz Fernando Sanzogo Giorgi, all qualified above. Mrs. Deborah Patricia Wright will act as Coordinator of this Committee.

It was registered in the minutes that:

(i) The members herein appointed said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law;

[Free English Translation]

(ii) The members of the Audit Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 4.122/2012, as well as of CMN Resolution nº 3.198/2004, as amended by CMN Resolution nº 4.329/2014, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil; during this period the current members of the Committee remain in the exercise of its functions; and

(iii) The members of the Remuneration Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 3.921/2010.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, May 2nd, 2017.

Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mrs. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 10, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer